Exhibit 99.1

Company announcement — No. 28 / 2018

Zealand Pharma — Interim report for the first nine months of 2018

Copenhagen, November 15, 2018 — Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (Company reg. No. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced its financial results for the first nine months of 2018.

“The third quarter was transformative for Zealand. With the sale of future royalties and milestones, we became a financially stronger company with the funding and focus to bring our fully owned late-stage candidates to market,” said Britt Meelby Jensen, the Company’s President and Chief Executive Officer. “We gained even more confidence in dasiglucagon as a potential best-in-class rescue treatment for severe hypoglycemia after receiving the strong results from the pivotal Phase 3 trial. In addition, three Phase 3 trials were initiated, including the pivotal trial for glepaglutide as treatment for short bowel syndrome. Our focus is now to ensure that the clinical trials are progressing with high speed and quality and on entering into selected partnerships in line with our strategy.”

Financial results for the first nine months of 2018

•                  Revenue of DKK 24.9 million / USD 3.9 million(1) (DKK 125.8 million / USD 20.0 million(2) in the first nine months of 2017).

•                  There was no milestone revenue in first nine months of 2018 as compared to DKK 101.0 million / USD 16.0 million(2) in first nine months of 2017.

•                  Net operating expenses(3) of DKK 330.6 million / USD 51.3 million(1) (DKK 252.2 million / USD 40.0 million(2) in the first nine months of 2017).

•                  Other operating income of DKK 1,099.2 million / USD 170.6 million(1) (DKK 0.5 million / USD 0.1 million(2) in the first nine months of 2017)

•                  In September, Zealand entered into an agreement to sell future royalties and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin®. Zealand received DKK 1,310.2 million / USD 205.0 million upon closing of the transaction. The net gain from the transaction amounted to DKK 1,098.9 million / USD 170.6 million.

•                  Net result of DKK 704.3 million / USD 109.4 million(1) (DKK -164.6 million / USD -26.1 million(2) in the first nine months of 2017).

•                  Cash and cash equivalents, restricted cash and securities amounted to DKK 1,478.6 million / USD 229.6 million(1) as of September 30, 2018 (December 31, 2017: DKK 669.7 million / USD 107.9 million(4)).

Business highlights from the third quarter of 2018 and the period thereafter

•                  Dasiglucagon for severe hypoglycemia achieved all primary and key secondary endpoints in the pivotal Phase 3 trial:

•                  99% of patients on dasiglucagon recovered from low blood glucose within 15 minutes.

•                  Median time to plasma glucose recovery of 10 minutes with dasiglucagon.

•                  Phase 3 trial initiated with dasiglucagon for treatment of severe hypoglycemia in children

•                  First patients enrolled in pivotal Phase 3 trial with Glepaglutide, a long-acting GLP-2 analog for treatment of short bowel syndrome (SBS)

•                  GLP-1/Glucagon dual agonist for once-weekly treatment of obesity/Type 2 diabetes successfully completed Phase 1a trial and was advanced into Phase 1b by Boehringer Ingelheim

•                  Once-weekly amylin analog lead molecule for treatment of obesity/Type 2 diabetes has been replaced by a stronger back-up candidate, anticipated to enter Phase 1 in H1 2019 by Boehringer Ingelheim

•                  GLP-1/GLP-2 dual agonist selected to advance into Phase 1 development in 2019, with potential in SBS and other gastrointestinal diseases

•                  Expansion of rare disease pre-clinical pipeline, with potent and selective inhibitors of Complement C3 for the treatment of complement mediated diseases

•                  Appointment of Marino Garcia as Senior Vice President of Corporate and Business Development

Full-year guidance for 2018

Zealand maintains its financial guidance for full-year 2018 as announced in the Company’s 2017 Annual Report.

Net operating expenses(3) in 2018 are still expected to be within the range of DKK 475-495 million (USD 73-77 million(1)). Most of the spend is related to the increased clinical development costs associated with Phase 3 trials of the Company’s glepaglutide and dasiglucagon programs.

As the Company has sold future royalties and milestones from Sanofi for sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® no further royalties or milestones are expected in 2018.

Clinical pipeline

Glepaglutide (GLP-2 analog for short bowel syndrome)

Glepaglutide is a long-acting GLP-2 analog with an effective half-life of approximately 50 hours. The pivotal Phase 3 trial was initiated in early October 2018. The trial is a randomized, double-blind and placebo-controlled study, with both once- and twice-weekly dosing regimens. The trial is expected to enroll 129 patients at multiple sites across the United States, Europe and Canada.

The U.S. FDA has granted orphan drug designation for glepaglutide for the treatment of SBS. The preceding glepaglutide Phase 2 trial in patients with SBS demonstrated increases in intestinal absorption following only 3 weeks of treatment.

Dasiglucagon (glucagon analog stable in liquid formulation)

Dasiglucagon is a potential first-in-class glucagon analog with a unique stability profile in liquid formulation. Zealand is pursuing several indications where a stable profile would provide new treatment options:

•                  Dasiglucagon HypoPal® rescue pen for severe hypoglycemia

The ready-to-use dasiglucagon rescue pen, the HypoPal®, is designed to offer people with diabetes a fast treatment solution for severe hypoglycemia. In the pivotal Phase 3 efficacy trial, all primary and key secondary endpoints were successfully achieved. 99% of patients on dasiglucagon recovered from low blood glucose within 15 minutes, and the median time to plasma glucose recovery was 10 minutes with dasiglucagon.

A pediatric trial was initiated in September 2018 with readout in H1 2019 and we anticipate a New Drug Application (NDA) filing Q4 2019.

•                  Dasiglucagon for congenital hyperinsulism (CHI)

We are developing dasiglucagon as a potential treatment option for CHI, a rare disease, which affects mainly newborns and toddlers with devastating consequences including brain damage and which often requires surgical intervention, pancreatectomy, to manage the condition. Initiation of the first Phase 3 trial is expected in Q4 2018. This is slightly later than earlier communicated due to additional comments from FDA, which Zealand believes will simplify and improve the program.

•                  Dasiglucagon dual-hormone pump therapy for diabetes

A next-generation artificial pancreas pump system, the iLetTM containing both insulin and glucagon (dasiglucagon) is in development by our partner Beta Bionics. The addition of dasiglucagon to the pump system provides the means to elevate blood sugar levels with potential to control these more accurately than with insulin alone.

In May 2018, Beta Bionics received an Investigational Device Exemption (IDE) approval from FDA, allowing them to use the iLetTM pump in clinical trials. In June, Zealand and Beta Bionics met with the FDA to discuss Phase 2b and the path towards Phase 3 initiation. As a consequence, the planned Phase 2b trial has been reduced in scope to provide bridging data in the iLet™ pump before potential Phase 3 initiation. The Phase 2b trial is expected to complete in H1 2019.

Long-acting GLP1-GLU dual agonist for obesity and/or diabetes (with Boehringer Ingelheim)

The glucagon/GLP-1 dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. Based on encouraging Phase 1a clinical trial results, a Phase 1b trial with the once-weekly GLP1/Glu dual agonist for treatment of diabetes/obesity was initiated by Boehringer Ingelheim in August. Results from that trial are expected in H1 2019.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 386 million in milestone payments (of which EUR 365 million is outstanding) and royalties on global sales.

Long-acting amylin analog for obesity and/or diabetes (with Boehringer Ingelheim)

The current once-weekly amylin analog lead molecule for treatment of diabetes/obesity has been replaced by a stronger back-up candidate with improved pharmaceutical properties. This new lead is anticipated to enter Phase 1 clinical testing in H1 2019. In pre-clinical studies, Zealand and Boehringer Ingelheim observed that the novel, long-acting amylin analog may prevent the development of obesity in pre-clinical models, suggesting its potential use in treating obesity and obesity-related comorbidities.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 295 million in milestone payments (of which EUR 283 million is outstanding) and royalties on global sales.

Pre-clinical Candidates

GLP-1/GLP-2 dual agonist (ZP7570)

ZP7570 is a potential first-in-class dual agonist peptide therapeutic to treat patients with short bowel syndrome and/or other metabolic and gastrointestinal diseases. Rationale for the dual agonist builds upon clinical evidence indicating that combining the GLP-1 and GLP-2 mechanisms provides an improved outcome in some SBS patients over GLP-2 alone. The GLP-1 activity will impact gastric emptying and hyperglycemic events and could also improve the metabolism of the parenteral nutrition. Preclinical development has been completed and the candidate is ready to move into Phase 1 in 2019.

Complement C3 inhibitors

Altered activation of the complement cascade is implicated in many immune mediated diseases and in particular rare diseases such as paroxysmal nocturnal hemoglobinuria, cold agglutinin disease, myasthenia gravis and C3 glomerulopathy. We have identified novel peptides that are potent, selective, long-acting inhibitors of the complement cascade acting at factor C3. A clinical candidate is expected to be selected in 2019.

Conference call today at 4 pm CET / 10 am ET

Zealand’s management will be hosting a conference call today at 4:00 p.m. CET / 10:00 a.m. ET to present the results for the first nine months of 2018. The call will be led by President and Chief Executive Officer Britt Meelby Jensen, and Executive Vice President and Chief Financial Officer Mats Blom, with the rest of management attending. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark:	+45 35 15 80 49
United Kingdom:	+44 (0)330 336 9127
United States:	+1 929-477-0448
Passcode	5000889

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/m6/p/wit9aekv, and also will be accessible on the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the scheduled start.

A recording of the event and a transcript will be available on the Investor section of Zealand’s website after the call.

For further information, please contact:

Britt Meelby Jensen, President and Chief Executive Officer
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, clinical development activities and anticipated results, product approvals and financial performance. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-

driven price decreases for Zealand’s products, introduction of competing products, Zealand’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Certain assumptions made by Zealand are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with a product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the United States, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Zealand, promotion of unapproved uses is strictly prohibited.

(1) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.44 per USD 1.00, which was the rounded official exchange rate of such currencies at September 30, 2018.

(2) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.30 per USD 1.00, which was the rounded official exchange rate of such currencies at September 30, 2017.

(3) Net operating expenses consist of research, development and administrative expenses.

(4) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.21 per USD 1.00, which was the rounded official exchange rate of such currencies at December 31, 2017.

Key figures for the Group

DKK thousand
INCOME STATEMENT AND			1.7-30.9.17		1.1-30.9.17	1.1-31.12.17
COMPREHENSIVE INCOME	Note	1.7-30.9.18	Restated (7)	1.1-30.9.18	Restated (7)	Restated (7)
Revenue		0	39,089	24,858	125,799	136,322
Royalty expenses		0	-1,261	-3,356	-12,742	-14,163
Research and development expenses		-84,296	-69,059	-300,468	-221,204	-324,667
Administrative expenses		-9,171	-7,936	-30,153	-30,991	-47,470
Other operating income		1,098,952	96	1,099,201	493	607
Operating result		1,005,485	-39,071	790,082	-138,645	-249,371
Net financial items		-25,161	-5,424	-32,034	-30,082	-31,387
Result before tax		980,324	-44,495	758,048	-168,727	-280,758
Income tax	(1)	-56,543	1,375	-53,793	4,125	5,500
Net result for the period		923,781	-43,120	704,255	-164,602	-275,258
Comprehensive income/loss for the period		923,781	-43,120	704,255	-164,602	-275,258
Earnings per share - basic (DKK)		30.10	-1.51	22.95	-6.22	-9.88
Earnings per share - diluted (DKK)		30.03	-1.51	22.90	-6.22	-9.88

STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents				1,478,612	774,654	588,718
Restricted cash	(2)			0	5,980	5,892
Securities				0	0	75,111
Total assets				1,523,070	818,260	721,285
Share capital (‘000 shares)				30,759	30,749	30,751
Equity				1,240,766	625,828	514,669
Equity ratio	(3)			0.81	0.76	0.71
Royalty bond				0	141,897	135,734

CASH FLOW
Cash flow from operating activities				-311,465	-172,792	-278,746
Cash flow from investing activities				1,354,185	308,905	221,351
Cash flow from financing activities				-157,563	326,396	337,930
Purchase of property, plant and equipment				-2,657	-3,933	-7,226
Free cash flow	(4)			-314,122	-176,725	-285,972

OTHER
Share price (DKK)				105.20	121.50	85.00
Market capitalization (MDKK)	(5)			3,236	3,736	2,614
Equity per share (DKK)	(6)			40.43	20.40	16.77
Average number of employees				144	128	128

(1) According to Danish tax legislation, Zealand is eligible to receive DKK 5.5 million in cash relating to the tax loss in 2017. As a consequence of the sale of future royalties and milestones in Q3 2018, Zealand is no longer eligible to receive up to DKK 5.5 million in income tax benefit for 2018. See Note 4 to the condensed consolidated interim financial statements.

(2) Restricted cash serves as collateral for the royalty bond issued in 2014. Zealand has redeemed the outstanding royalty bond in Q3 2018 and therefore Zealand no longer has restricted cash.

(3) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

(4) Free cash flow is calculated as cash flow from operating activities less purchase of property, plant and equipment.

(5) Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

(6) Equity per share is calculated as shareholders’ equity divided by total number of shares less treasury shares.

(7) Figures for the three and nine month periods ended September 30, 2017 and the years ended December 31, 2017, 2016 and 2015 have been restated due to certain misstatements. See Note 1 to the condensed consolidated interim financial statements.

Financial review

(Comparative figures for the corresponding period in 2017 are shown in brackets except for the financial position which expresses the comparative figures as of December 31, 2017)

Income statement

The net result for the first nine months of 2018 was a profit of DKK 704.3 million compared to a loss of DKK 164.6 million for the same period of 2017. The profit for the period is a consequence of the sale of future royalties and milestones in September 2018.

Revenue

Revenue for the first nine months of 2018 amounted to DKK 24.9 million (125.8) of which DKK 17.8 million (12.0) related to royalty revenue on Sanofi’s sales of Soliqua® 100/33 and DKK 7.1 million (12.8) related to royalty revenue on Sanofi’s sales of Lyxumia® / Adlyxin® (lixisenatide). Zealand has recognized royalty revenue through June 30, 2018. All due and future royalties from July 1, 2018 have been sold to Royalty Pharma Investments ICAV.

Zealand received royalty revenue of 10% on Sanofi’s net sales of Lyxumia® / Adlyxin® (lixisenatide) in countries with a valid IP protection for Zealand. During Q2 2018 it was determined that royalty revenue recognized from 2013 until Q1 2018 included DKK 17.1 million of royalty revenue on net sales in countries with no valid IP protection for Zealand. Such misstatement has been corrected in the first half of 2018 with retrospective impact and as such comparable periods as of and for the three and nine month periods ended September 30, 2017 and the years ended December 31, 2017, 2016 and 2015 have been restated, as presented in note 1 to the condensed consolidated interim financial statements. The restatement also includes correction of a misstatement related to royalty expenses as discussed below under “Royalty expenses”.

Milestone revenue amounted to DKK 0.0 million (101.0). The milestone in the first nine months of 2017 primarily related to a USD 10 million milestone for the approval of Suliqua® in the EU and a EUR 4 million milestone from Boehringer Ingelheim related to initiation of Phase 1 with the long-acting amylin analog.

Royalty expenses

Royalty expenses for the first nine months of 2018 were DKK 3.4 million (12.7). Royalty expenses are payments by Zealand to third parties based on license payments received from Lyxumia® / Adlyxin® (lixisenatide) and Soliqua® 100/33 / Suliqua®. As a consequence of the restatement mentioned above royalty expenses from 2013 until Q1 2018 were misstated by DKK 2.3 million. Such misstatement has been corrected in the first half of 2018 with retrospective impact and as such comparable periods as of and for the three and nine month periods ended September 30, 2017 and the years ended December 31, 2017, 2016 and 2015 have been restated, as presented in note 1 to the condensed consolidated interim financial statements.

Research and development expenses

Research and development expenses for the first nine months of 2018 amounted to DKK 300.5 million (221.2), an increase of 36% versus the same period 2017. The costs mainly relates to the clinical development of the three dasiglucagon programs and of glepaglutide for short bowel syndrome, as well as pre-clinical research activities.

Administrative expenses

Administrative expenses for the first nine months of 2018 amounted to DKK 30.2 million (31.0) and consisted of expenses for administrative personnel, company premises, operating leases, investor relations, etc. The decrease is due to a change in the number and classification of employees working in R&D and Administration in comparison to the previous year.

Other operating income

Other operating income for the first nine months of 2018 amounted to DKK 1,099.2 million (0.5). Zealand has on September 6, 2018 sold future royalties and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. Zealand received USD 205 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. Costs directly related to the transaction amounted to DKK 211.3 million and have been deducted from the proceeds from the sale. The costs mainly relates to royalty expenses to third parties of DKK 176.9 million and fees to advisors of DKK 34.5 million.

Operating result

The operating result for the first nine months of 2018 was DKK 790.1 million (-138.7).

Net financial items

Net financial items consists of interest expenses on the royalty bond, amortization of costs relating to the royalty bond, interest income, banking fees and adjustments based on changes in exchange rates. Net financial items for the first nine months of 2018 amounted to DKK -32.0 million (-30.1). The increased costs in the first nine months of 2018 as compared to the same period of 2017 is a result of the repayment of the outstanding royalty bond in Q3 2018 as the remaining capitalized financing costs has been expensed.

Result before tax

Result before tax for the first nine months of 2018 came to DKK 758.0 million (-168.8).

Income tax

As a consequence of the sale of future royalties and milestones in Q3 2018, Zealand is no longer eligible to receive up to DKK 5.5 million in income tax benefit for 2018. The tax cost regognized in the income statement for the first nine months of 2018 is calculated on the basis of the accounting profit before tax and an estimated effective tax rate for the Group as a whole for 2018. We expect an effective tax rate of about 7.1% for 2018.

No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized.

Net result and comprehensive result

Net result and comprehensive result for the first nine months of 2018 amounted to DKK 704.3 million (-164.6).

Equity

Equity stood at DKK 1,240.8 million (514.7) at the end of the period, corresponding to an equity ratio of 81% (71%). The increase in equity is mainly due to the net profit for the period.

Capital expenditure

Capital expenditure for the period amounted to DKK 2.7 million (3.9).

Royalty bond

Zealand have since December 2014 had a royalty bond financing arrangement, based on part of the royalties from lixisenatide as a stand-alone product. The bond has carried an interest rate of 9.375%.

On September 6, 2018 Zealand entered into an agreement to sell future royalties and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. As part of the transaction Zealand has redeemed the outstanding royalty bond of USD 24.7 million (DKK 157.6 million), after which Zealand is debt free.

Securities, cash and cash equivalents

As of September 30, 2018, securities, cash and cash equivalents amounted to DKK 1,478.6 million (663.8). In addition, DKK 0.0 million (5.9) was held as collateral for the royalty bond. Securities of DKK 74.2 million were sold in September and transferred to cash. The increase in cash and cash equivalents is a consequence of the net profit for the period.

Cash flow

Cash flow from operating activities amounted to DKK -311.5 million (-172.8) mainly driven by lower milestone revenue and higher research and development costs.

Cash flow from investing activities amounted to DKK 1,354.2 million (308.9) primarily related to the sale of future royalties and milestones.

Cash flow from financing activities amounted to DKK -157.6 million (-326.4) primarily relating to the repayment of the outstanding royalty bond.

The total cash flow for the first nine months of 2018 amounted to DKK 885.2 million (462.5).

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. general economic and business conditions, including legal issues, scientific and clinical results, fluctuations in currencies, etc. A more extensive description of risk factors can be found in the 2017 Annual Report under the section Risk management and internal control.

Management’s statement on the interim report

The Board of Directors and the Executive Management have today considered and adopted the interim report of Zealand Pharma A/S for the period January 1 — September 30, 2018.

The report has been prepared in accordance with IAS 34 as endorsed by the EU and the additional Danish disclosure requirements for listed companies.

In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position at September 30, 2018 as well as of the results of the Group’s operations and cash flow for the period January 1 — September 30, 2018.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the period and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, November 15, 2018

Executive Management

Britt Meelby Jensen	Mats Peter Blom
President and CEO	Executive Vice President and CFO

Board of Directors

Alf Gunnar Martin Nicklasson	Rosemary Crane	Catherine Moukheibir
Chairman	Board member	Board member

Alain Munoz	Michael John Owen	Kirsten Aarup Drejer
Board member	Board member	Board member

Hanne Heidenheim Bak	Jens Peter Stenvang
Board member	Board member
Employee elected	Employee elected